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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                          Pain Suppression Labs, Inc.
      -------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                   69562410
      -------------------------------------------------------------------
                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
          Park Avenue Plaza, New York, New York 10055 (212) 909-1100
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1996
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

                                 SCHEDULE 13D

CUSIP No. 69562410                                           Page 2 of 8 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Reliance Financial Services Corporation
     IRS Employer's Identification No.: 51-0113548

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     Delaware

                         7.   Sole Voting Power

                              2,000,000

Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              2,000,000
     With
                         10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,000,000

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

     7.8%*

14.  Type of Reporting Person


     HC




*    Based on 25,684,620 shares of the Security outstanding as of January
     31, 1990 (as indicated in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended January 31, 1990, which, to the best knowledge of the Reporting Person, is the last filing made by the Issuer with the Securities and Exchange Commission and the most current information available).

ITEM 1.           Security and Issuer.

This statement relates to the Common Stock, no par value per share (the "Security"), of Pain Suppression Labs, Inc. (the "Issuer"), whose principal offices are located at 155 Route 46 West, Wayne Plaza II, Wayne, New Jersey 07470. In accordance with Section 101 of Regulation S-T, this statement restates the Schedule 13D and all amendments thereto filed by Reliance Financial Services Corporation ("Reliance Financial") in respect of the Security prior to the date hereof.

ITEM 2.           Identity and Background.

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the common stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries and its title insurance subsidiaries are principally engaged in the business of underwriting a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

Approximately 45% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street New York, New York 10055.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

                                  Position with Reliance Financial
Name and Business Address         and Principal Occupation
-------------------------         ---------------------------------

Saul P. Steinberg                 Chairman of the Board, Chief
Reliance Group Holdings, Inc.     Executive Officer and Director,
Park Avenue Plaza                 Reliance Financial and RGH
New York, New York 10055

Robert M. Steinberg               President, Chief Operating
Reliance Group Holdings, Inc.     Officer and Director, Reliance
Park Avenue Plaza                 Financial and RGH; Chairman of
New York, New York 10055          the Board and Chief Executive
                                  Officer, RIC

George E. Bello                   Executive Vice President,
Reliance Group Holdings, Inc.     Controller and Director,

Park Avenue Plaza                 Reliance Financial and RGH
New York, New York 10055

Lowell C. Freiberg                Senior Vice President, Chief
Reliance Group Holdings, Inc.     Financial Officer and Director,
Park Avenue Plaza                 Reliance Financial and RGH
New York, New York 10055

Henry A. Lambert                  Senior Vice President--Real
Reliance Group Holdings, Inc.     Estate Investments and
Park Avenue Plaza                 Operations, Reliance Financial
New York, New York 10055          and RGH; President and Chief
                                  Executive Officer, Reliance
                                  Development Group, Inc.

Dennis J. O'Leary                 Senior Vice President--Taxes,
Reliance Group Holdings, Inc.     Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                 Senior Vice President--Group
Reliance Group Holdings, Inc.     Controller, Reliance Financial
Park Avenue Plaza                 and RGH
New York, New York 10055

Bruce L. Sokoloff                 Senior Vice President--
Reliance Group Holdings, Inc.     Administration, Reliance
Park Avenue Plaza                 Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.         Senior Vice President, General
Reliance Group Holdings, Inc.     Counsel and Corporate
Park Avenue Plaza                 Secretary, Reliance Financial
New York 10055                    and RGH

                                  Position with Reliance Financial
Name and Business Address         and Principal Occupation
-------------------------         ---------------------------------

James E. Yacobucci                Senior Vice President--
Reliance Insurance Company        Investments and Director,
Park Avenue Plaza                 Reliance Financial, RGH and RIC
New York, New York 10055

George R. Baker                   Director, Reliance Financial
WMS Industries                    and RGH; Corporate
3401 North California Avenue      Director/Advisor various
Chicago, Illinois 60618           business enterprises

Dennis A. Busti
Reliance National                 Director, Reliance Financial
Risk Specialists, Inc.            and RGH; President and Chief

77 Water Street                   Executive Officer, Reliance
New York, New York 10005          National Risk Specialists, Inc.

Dr. Thomas P. Gerrity
The Wharton School
University of Pennsylvania        Director, Reliance Financial
Steinberg Hall- Dietrich Hall     and RGH; Dean, the Wharton
3620 Locust Walk                  School of the University of
Philadelphia, PA 19104            Pennsylvania

Jewell J. McCabe                  Director, Reliance Financial
Jewell Jackson McCabe             and RGH; President, Jewell
Associates                        Jackson McCabe Associates,
50 Rockefeller Plaza              consultants specializing in
Suite 46                          strategic planning and
New York, New York 10020          communications


Irving Schneider                  Director, Reliance Financial
Helmsley-Spear, Inc.              and RGH; Executive Vice
60 East 42nd Street               President, Helmsley-Spear, Inc.,
New York, New York 10165          a real estate management
                                  corporation

Bernard L. Schwartz               Director, Reliance Financial
Loral Corporation                 and RGH; Chairman of the Board,
600 Third Avenue                  Chief Executive Officer, Loral
New York, New York 10016          Corporation, a defense
                                  electronics and communications
                                  corporation; Chairman of the
                                  Board, Chief Executive officer,
                                  K & F Industries, Inc., a
                                  manufacturer of aircraft wheels
                                  and brakes; Chairman,
                                  Space Systems/Loral, Inc.

                                  Position with Reliance Financial
Name and Business Address         and Principal Occupation
-------------------------         ---------------------------------

Richard E. Snyder                 Director, Reliance Financial
237 Park Avenue Suite 2112        and RHG; President, Western
New York, New York 10017          Publishing Group, Inc.



Thomas J. Stanton, Jr.            Director, Reliance Financial
240 South Mountain Avenue         and RGH; Chairman Emeritus of
Montclair, New Jersey 07042       National Westminster Bank NJ



Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation of, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended, and Rules 13a-1 and 13a-3 thereunder.

ITEM 3.           Source and Amount of Funds or Other Consideration.

Not Applicable

ITEM 4.           Purpose of Transaction.

The Securities are held for investment as part of the general investment portfolio of RIC. Subject to availability and price and subject to applicable laws and regulations, RIC may increase its holdings of Securities or dispose of all or a portion of such Securities on terms and at prices determined by it.

ITEM 5.           Interest in Securities of the Issuer.

On December 31, 1996, a warrant beneficially owned by Reliance Financial to purchase 2,000,000 shares of the Security expired. As a result, the number of shares of the Security beneficially owned by Reliance Financial has decreased from 4,000,000 shares to 2,000,000 shares, which, to the best knowledge of Reliance Financial, comprise 7.8% of the Securities outstanding.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7.           Material to Be Filed as Exhibits.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 1997

                                           RELIANCE FINANCIAL SERVICES
                                                 CORPORATION

                                           By: /s/ James E. Yacobucci
                                               ----------------------
                                               Name:  James E. Yacobucci
                                               Title: Senior Vice President-
                                                        Investments